H World Group Limited

No. 699 Wuzhong Road

Minhang District

Shanghai 201103

People’s Republic of China

September 7, 2022

VIA EDGAR

Babette Cooper

Jennifer Monick

Isabel Rivera

Jeffrey Gabor

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	H World Group Ltd. (the “Company”)
Form 20-F for the fiscal year ended December 31, 2021
Filed April 27, 2022
File No. 001-34656

Dear Ms. Cooper, Ms. Monick, Ms. Rivera and Mr. Gabor:

In response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated August 10, 2022 (the “Comment Letter”), the Company submits this letter containing its responses to the Comment Letter via EDGAR to the Commission.

For your convenience, the Staff’s comments from the Comment Letter are repeated below in bold, followed by the Company’s responses. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Form 20-F for the Fiscal Year Ended December 31, 2021 (“FY 2021 20-F”).

The Company respectively advises the Staff that as of December 31, 2021 and as of the date of this response, the Company has seven variable interest entities (collectively, the “VIEs”), including:

(i)	Four entities established in the People Republic of China (the “PRC”) in which the Company does not have any equity ownership, instead it relies on the contractual agreements with these entities and their nominee shareholders to carry out certain of the Company’s operations in the PRC, including its internet-based businesses and international travel agency businesses (together, the “Consolidated Affiliated Entities”).

(ii)	One investment fund and two of its subsidiaries established in the PRC, primarily engage in investments in and operations of hotel business, for which the Company serves as the general partner and the fund manager. These entities are consolidated in the Company’s financial statements as the Company is determined to be the ultimate primary beneficiary under the U.S. GAAP (together, the “Consolidated Funds”).

The financial impacts of these VIEs were immaterial to the Company’s historical consolidated financial statements.

Form 20-F for the Fiscal Year Ended December 31, 2021

Item 3. Key Information, page 4

1.	Please disclose prominently whether the contractual arrangements underlying the variable interest entity (VIE) model have been tested in court. Explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and disclose that investors may never hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

The Company respectfully submits that its contractual arrangements underlying the VIE model, including arrangements of Consolidated Affiliated Entities and Consolidated Fund, have not been tested in court.

There is no entry restrictions on foreign investment in the business operated by the Consolidated Funds. Pursuant to the Special Administrative Measures for Access of Foreign Investment, or the Negative List (2021 Edition), as issued by the National Development and Reform Commission (the NDRC) and the Ministry of Finance (the MOFCOM) and amended from time to time, and other applicable laws and regulations (including Regulations on Travel Agencies (Revised in 2020)), PRC laws and regulations prohibit direct foreign investment in certain international travel agency businesses and restrict direct foreign investment in certain internet-based businesses. Due to these regulatory restrictions on direct foreign investment, the Company conducts relevant operations through contractual arrangements with the Consolidated Affiliated Entities, which hold the licenses, permits and approvals that are necessary for business operations in the restricted businesses in the PRC.

The VIEs in aggregate contributed to an insignificant portion (less than 1%) of the Company’s total revenues and total net profit (loss) in each of the fiscal years ended December 31, 2019, 2020 and 2021 and the impact of the VIEs to the Company’s consolidated balance sheets as of December 31, 2019, 2020 and 2021 were also immaterial (in aggregate contributing to less than 1% of the Company’s total assets as of the respective dates). If the PRC government deems that any of the Company’s business operations carried out through the VIEs do not comply with PRC regulatory restrictions, especially the restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, the PRC regulatory authorities could disallow this structure, which could result in the Company being subject to penalties or being forced to relinquish its interests in the affected operations. Additionally, potential future actions by the PRC government could affect the legality and enforceability of the contractual arrangements underlying the VIE model, which, consequently, will affect the Company’s ability to consolidate the financial results of the VIEs. If any of these happens, there would likely be changes in the Company’s operations and/or changes in the value of the securities the investors. In the worst circumstances, if the contribution from VIEs becomes significant to the Company's operations and the VIE model does not comply with PRC laws and regulations, such changes could cause the value of the Company’s securities to significantly decline or become worthless. For more information, see the risk factor headed “Revenue and assets contributions from the Consolidated Affiliated Entities have not been material.

In response to the Staff’s comment, the Company plans to amend its disclosure to prominently disclose the above contents under “Item 3. Key Information” in the Form 20-F for the fiscal year ended December 31, 2022 of the Company (the “FY 2022 20-F”).

2.	Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a VIE. For example, disclose, if true, that your subsidiaries and/or the VIE conduct operations in China, that the VIE is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.

In response to the Staff’s comment, the Company plans to amend its disclosure to disclose the below content throughout its annual report, starting with its FY 2022 20-F.

The Company is not a Chinese operating company but a holding company incorporated in the Cayman Islands. As a holding company with no material operations of its own, the Company conducts substantially all of its business through its subsidiaries, and for some businesses the direct holding of which is restricted by PRC law, through the Consolidated Affiliated Entities. While the Company does not have any equity ownership of the Consolidated Affiliated Entities, the contractual arrangements the Company has with the Consolidated Affiliated Entities enables the Company to direct the activities that most significantly affect the economic performance of the Consolidated Affiliated Entities, as well as to receive the economic benefits from the Consolidated Affiliated Entities through contractual arrangements. In addition, the Company also has one consolidated investment fund and the consolidated investment fund has two subsidiaries, which primarily engage in investments in and operations of the hotel business. While the Company has minority equity ownership in the Consolidated Fund, the partnership arrangement enables the Company to direct the activities that most significantly affect the economic performance of the Consolidated Fund, as well as receives significant economic benefits of the entities. Because of these arrangements, the Company has control over and is the primary beneficiary of the VIEs for accounting purposes and, therefore, has consolidated the financial results of the VIEs in its consolidated financial statements in accordance with U.S. GAAP. Any references to control or benefits that accrue to us because of the VIEs in this annual report are limited to, and are subject to conditions for consolidation of, the VIEs under U.S. GAAP. Investors in the Company’s securities do not own equity interest in the Company’s operating entities, including the Company’s subsidiaries, the Consolidated Affiliated Entities and the Consolidated Fund in China but instead own equity interest in the Cayman Islands holding company. The securities of the Company that are listed on the stock exchanges are securities of the Company’s Cayman Islands holding company, not of the Company’s operating subsidiaries or the VIEs. As used in the annual report, “we,” “us,” “our company,” “our,” or “the Company” refers to H World Group Limited and its subsidiaries, “the Consolidated Affiliated Entities” refers to Tianjin Mengguang Information Technology Co., Ltd. (“Tianjin Mengguang”), Huanmei Information Technology (Shanghai) Co., Ltd. (“Shanghai Huanmei”) and its wholly owned subsidiary Huanmei International Travel Agency (Shanghai) Co., Ltd. (“Huanmei Travel”), and Ningbo Futing Enterprise Management Co., Ltd. (“Ningbo Futing”), each of which is a Consolidated Affiliated Entity, “the Consolidated Fund” refer to Ningbo Hongting Investment Management Center (LLP) (“Ningbo Hongting”) and its subsidiaries, and the “VIEs” refer to the Consolidated Affiliated Entities and the Consolidated Fund.

3.	Please provide early in Item 3a diagram of the company’s corporate structure, identifying the person or entity that owns the equity in each depicted entity. Describe all contracts and arrangements through which you claim to have economic rights and exercise control that results in consolidation of the VIE’s operations and financial results into your financial statements. Identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company’s operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.

In response to the Staff’s comment, the Company plans to amend its disclosure to include the below underlying contents in the FY 2022 20-F under “Item 3. Key Information”:

Our Corporate Structure and Operation in China

Holders of the ADSs do not hold equity interest in our operating subsidiaries, the Consolidated Affiliated Entities and the Consolidated Fund but instead hold equity interest in H World Group Limited, a Cayman Islands holding company whose consolidated financial results include those of the Consolidated Affiliated Entities under U.S. GAAP.

H World Group Limited is a Cayman Islands holding company that conducts its business primarily through its subsidiaries, a majority of which are based in China and Europe, and for some businesses, the direct holding of which is restricted by PRC law, through the Consolidated Affiliated Entities. Neither H World Group Limited nor its subsidiaries directly own any equity interest in the Consolidated Affiliated Entities. Instead, H World Group Limited relies on contractual arrangements among its PRC subsidiary, the Consolidated Affiliated Entities and the Consolidated Affiliated Entities’ respective nominee shareholders, which allow H World Group Limited to

(i)	direct the activities of the Consolidated Affiliated Entities that most significantly impact the Consolidated Affiliated Entities’ economic performance;

(ii)	receive substantially all of the economic benefits of the Consolidated Affiliated Entities; and

(iii)	have an exclusive option to purchase all or part of the equity interests in the Consolidated Affiliated Entities when and to the extent permitted by PRC law.

In addition, we serve as the general partner and the fund manager of the Consolidated Fund. While the Company has a minority equity ownership in the Consolidated Fund, the partnership arrangement enables the Company to direct the activities that most significantly affect the economic performance of the entities, as well as receive significant economic benefits of the entities.

As a result of these arrangements, we have control over and are the primary beneficiary of the VIEs for accounting purposes and, therefore, have consolidated the financial results of the VIEs in our consolidated financial statements in accordance with U.S. GAAP. Any references to control or benefits that accrue to us because of the VIEs in this annual report are limited to, and are subject to conditions for consolidation of, the VIEs under U.S. GAAP.

The following diagram illustrates our corporate structure as of the date of this annual report, including the Company’s significant subsidiaries and other entities that are material to its business and the VIEs:

Huazhu Group Limited
(Cayman)
100%
100%
100%
100%
China Lodging Investment Limited
(Cayman)
4 Subsidiaries
H World Holdings Singapore Pte. Ltd.
(Singapore)
China Lodging Holdings (HK) Limited
(Hong Kong)
100%
Huazhu Investment GmbH (Germany)
0%, GP
100%, LP
100%
100%
100%
100%
DH Group GmbH & Co KG (Germany)
100%
Steigenberger Hotels Aktiengesellschaft (Germany)
100%
Intercity Hotel GmbH (Germany)
22 Subsidiaries
ACL Greater China Limited (Hong Kong)
Ibis China Investment Limited (Hong Kong)
TAHM Investment Limited (Hong Kong)
100%
100%
Huazhu Hospitality Inc (BVI)
100%
Huazhu Hospitality (Hong Kong) Limited (Hong Kong)
50%
100%
49%
100%
100%
Starway Hotels (Hong Kong) Limited (Hong Kong)
Crystal Orange Hotel Holdings Limited (BVI)
51%
Huazhu K.K (Japan)
10 Subsidiaries
Huazhu Investment I Limited (Hong Kong)
100%
100%
Orange Hotel Hong Kong Limited (Hong Kong)
100%
100%
100%
100%
95%
100%
100%
100%
100%
100%
100%
Offshore
Onshore
Yagao Meihua Hotel Management Co., Ltd (PRC)
7 Subsidiaries
Tianjin Yagao Hotel Management Co., Ltd. (PRC)
Huazhu (Hainan) Hotel Management Co., Ltd (PRC)
Shanghai Huaxiang Catering Management Co., Ltd (PRC)
HanTing (Shanghai) Enterprise Management Co., Ltd (PRC)
Yongle Huazhu Hotel & Resort Group (PRC)
Starway Hotel Management (Shanghai) Co., Ltd (PRC)
Beijing Orange Times Software Tech Co., Ltd (PRC)
Orange Hotel Management (China) Co, Ltd (PRC)
Beijing Crystal Orange Hotel Management Consulting Co, Ltd (PRC)
Hanting Xingkong (Shanghai) Hotel Management Co., Ltd (PRC)
5%
Jiangsu Keting Commercial and Trade Co., Ltd (PRC)
Shanghai Hanting Hotel Management Group, Ltd (PRC)
Yiju (Shanghai) Hotel Management Co., Ltd (PRC)
Han Ting (Tianjin) Investment Consulting Co., Ltd (PRC)
100%
100%
100%
100%
100%
100%
100%
9 Subsidiaries
Huasu (Hainan) Enterprise Management Co., Ltd (PRC)
12 Subsidiaries
Huazhu Hotel Management (Ningbo) Co., Ltd (PRC)
Jizhu Information Technology (Shanghai) Co., Ltd (PRC)
2 Subsidiaries
Beijing Qitian Holiday Hotel Co., Ltd. (PRC)
6 Subsidiaries
Tianjin Huasu Enterprise Management Co., Ltd (PRC)
Hanting Technology (Suzhou) Co., Ltd (PRC)
Huazhu Hotel Management Co., Ltd (PRC)
34 Subsidiaries
78 Subsidiaries
3 Subsidiaries
2 Subsidiaries
1 subsidiaries
86.85%
87 entities(2)
H-World Information and Technology Co., Ltd (PRC)
Consolidated Affiliated Entities(1)
2 subsidiaries
Contractual Ownership

(1)	The Company has four affiliated entities consolidated through contractual arrangements, including Tianjin Mengguang, Shanghai Huanmei and its wholly-owned subsidiary Huanmei Travel, and Ningbo Futing. The registered shareholders of these Consolidated Affiliated Entities are (i) Mr. Pengfei Jiang, who is the director/supervisor of certain of our subsidiaries, holding 100% of equity interest in Tianjin Mengguang, (ii) Mr. Pengfei Jiang and Mr. Andong Chen, our employee, holding 90% and 10% of equity interest in Shanghai Huanmei, respectively, and (iii) Mr. Dongfu Shi, who is the director/supervisor of certain of our subsidiaries, holding 100% of equity interest in Ningbo Futing.

(2)	Includes the Company’s Consolidated Fund, namely Ningbo Hongting, which is a limited liability partnership with Huazhu Hotel Management Co., Ltd, a wholly-owned entity of the Company, and certain third-party investors serving as the limited partners (“LPs”) and Ningbo Qiji Galaxy Investment Management Center (“Ningbo Qiji”), a wholly-owned entity of the Company, serving as the general partner (“GP”). Ningbo Hongting and two of its subsidiaries primarily engage in investments in and operations of the hotel business.

In addition, the Company will amend its disclosure to include below underlying summary of contractual arrangements of the Consolidated Affiliated Entities and the risks related to such corporate structure as well as a summary of the partnership arrangement of the Consolidated Fund in the FY 2022 20-F:

Contractual Arrangements with the Consolidated Affiliated Entities

We have entered into a series of contractual arrangements with each of Tianjin Mengguang, Shanghai Huanmei and Ningbo Futing and the respective nominee shareholder(s) of the Consolidated Affiliated Entities (the “Affiliated Entity Shareholders”), as described in more details below, including (i) the power of attorney agreement, the share pledge agreement and the loan agreement, which provide us with effective control over and receive significant economic benefits from the Consolidated Affiliated Entities; and (ii) exclusive option agreements, which provide us with exclusive options to purchase all or part of the equity interests in or all or part of the assets of or inject registered capital into the Consolidated Affiliated Entities when and to the extent permitted by PRC law.

The contractual arrangements with each of Tianjin Mengguang, Shanghai Huanmei and Ningbo Futing were entered into by and among Huazhu Hotel Management Co., Ltd., a wholly-owned subsidiary of H World Group Limited (“HZ Hotel Management”), Consolidated Affiliated Entity and each of their respective nominee shareholder(s). The contractual arrangements between each of the Consolidated Affiliated Entity on the one hand, HZ Hotel Management and the respective Affiliated Entity Shareholders on the other hand, are of substantially the same terms, which are summarized as below:

Share Pledge Agreement

Pursuant to the Share Pledge Agreement among HZ Hotel Management, the Consolidated Affiliated Entity and the Affiliated Entity Shareholders, the Affiliated Entity Shareholders have pledged 100% equity interest in the Consolidated Affiliated Entity to HZ Hotel Management to guarantee the performance by the Consolidated Affiliated Entity and its shareholder(s) of their obligations under the Loan Agreement, the Proxy Agreement and Power of Attorney, the Exclusive Option Agreement, and other agreements to be executed among HZ Hotel Management, the Consolidated Affiliated Entity and the Affiliated Entity Shareholders from time to time. Pursuant to this agreement, the HZ Hotel Management has right to claim dividends or distributive profits from the Consolidated Affiliated Entity. The Consolidated Affiliated Entity Shareholders also agreed, without HZ Hotel Management’s prior written consent, not to transfer the pledged shares, establish or permit the existence of any security interest or other encumbrance on the pledged shares, or dispose of the pledged shares by any other means, except by the performance of the Exclusive Option Agreement. The Share Pledge Agreement will remain effective until Affiliated Entity Shareholders have discharged all their obligations and fully paid all the amounts payable under the contractual arrangements.

Loan Agreement

Pursuant to the Loan Agreement among HZ Hotel Management and the respective Affiliated Entity Shareholders, HZ Hotel Management agrees to provide the shareholders of the Consolidated Affiliated Entity with a loan to fund the Consolidated Affiliated Entity. The loan under this agreement will be repaid only by transferring of Affiliated Entity Shareholders’ equity interest in the Consolidated Affiliated Entity to HZ Hotel Management or any person designated by HZ Hotel Management pursuant to the Exclusive Option Agreement. Without the prior written consent of HZ Hotel Management, Affiliated Entity Shareholders may not, in any manner, among other things, supplement and amend the articles of associations of the Consolidated Affiliated Entity; increase or reduce its registered capital or change the structure of their registered capital in other manners; sell, transfer, pledge or dispose of its assets, legal or beneficial interests in business or revenue or allow any encumbrance on such assets, legal or beneficial interests in business or revenue; assume, inherit, guarantee any debt, or allow the existence of any debt, except for debts incurred in the ordinary course of business and debts known and agreed in writing by HZ Hotel Management; cause the Consolidated Affiliated Entity to enter into any material contract with value above RMB100,000 outside the ordinary course of business; provide loans, credits or guarantees in any form to any other persons; cause or permit to merge, consolidate with, acquire or invest in any other persons; or distribute dividends to its shareholders. The loan agreement will remain effective until ten years after the execution date of the Loan Agreement and the loan under this agreement should be fully repaid before or upon the termination of the Loan Agreement.

Exclusive Option Agreement

Pursuant to the Exclusive Option Agreement among HZ Hotel Management, the Consolidated Affiliated Entity and the Affiliated Entity Shareholders, the Affiliated Entity Shareholders irrevocably grant HZ Hotel Management or any third party designated by HZ Hotel Management an exclusive option to purchase all or part of their equity interests in the Consolidated Affiliated Entity at the higher of (i) the lowest price permitted by applicable PRC laws or (ii) a nominal price of RMB100. This agreement will remain effective until 20 years after the execution date of the agreement, and will be automatically renewed at the discretion of HZ Hotel Management.

Proxy Agreement and Power of Attorney

Pursuant to the Proxy Agreement and Power of Attorney among HZ Hotel Management and the Affiliated Entity Shareholders, the Affiliated Entity Shareholders irrevocably authorize HZ Hotel Management or any person(s) designated by HZ Hotel Management to act as his or her attorney-in-fact to exercise all of his or her rights as a shareholder of the Consolidated Affiliated Entity, including, but not limited to, the right to call and attend shareholders’ meetings, vote, sell, transfer, pledge or dispose of any or all of the shares, nominate, appoint or remove the directors, supervisors and senior management, and other shareholders rights conferred by the articles of association of the Consolidated Affiliated Entity and the relevant laws and regulations. This agreement will remain in force as long as the shareholder remains to be a shareholder of the respective Consolidated Affiliated Entity unless otherwise instructed by us. The Affiliated Entity Shareholders shall not have the right to terminate this agreement or revoke the appointment of the attorney-in-fact.

These contractual arrangements may not be as effective as direct ownership in providing us with control over the Consolidated Affiliated Entities. If the Consolidated Affiliated Entities or their shareholders fail to perform their respective obligations under these contractual arrangements, our recourse to the assets held by the Consolidated Affiliated Entities is indirect and we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system. Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any of record holder of equity interest in the Consolidated Affiliated Entities, including such equity interest, may be put under court custody. As a consequence, we cannot be certain that the equity interest will be disposed pursuant to the contractual arrangement or ownership by the record holder of the equity interest.

There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules, and regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the Consolidated Affiliated Entities, their founders and owners. See risk factors headed “Uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and its implementing rules and how they may impact our business, financial condition and results of operations” and “The affiliate shareholders nominee shareholders of the Consolidated Affiliated Entities may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition” below (included in response to Question 6 in this letter) for more details regarding these uncertainties.

Partnership Arrangement with the Consolidated Fund

In 2017, Ningbo Qiji, as the GP, and Huazhu Hotel Management Co., Ltd and certain third-party investors, as the LPs, entered into a Limited Partnership Agreement (the “LPA”) to establish Ningbo Hongting. Ningbo Qiji and Huazhu Hotel Management Co., Ltd together holds 40% equity interest in Ningbo Hongting. The term of the partnership as stipulated in the LPA is 10 years.

Pursuant to the LPA, the GP acting as the managing partner for the Ningbo Hongting is solely responsible for the management and the execution of all the activities required to carry on the main objectives of the Ningbo Hongting as well as receive significant economic benefits. The LPs have limited influence over Ningbo Hongting’s investment decisions.

4.	We note disclosure in the financial statements the Cayman Islands holding company is the primary beneficiary of the VIEs. However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIEs. Accordingly, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIEs should be limited to a clear description of the conditions you have satisfied for consolidation of the VIEs under U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIEs for accounting purposes.

The Staff’s comment is noted, and the Company respectfully advise the Staff that, when referring to control or benefits that accrue to the Company because of the existence of contractual arrangements, it plans to amend its FY 2022 20-F as applicable (for example, under “Item 3. Key Information,” “Item 3.D. Risk Factors,” “Item 4.C. Organizational Structure” as follows:

The Company has control over and is the primary beneficiary of the VIEs for accounting purposes and, therefore, has consolidated the financial results of the VIEs in its consolidated financial statements in accordance with U.S. GAAP. Any references to control or benefits that accrue to us because of the VIEs in this annual report are limited to, and are subject to conditions for consolidation of, the VIEs under U.S. GAAP.

The Company will also amend its FY 2022 20-F where appropriate to refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIEs.

5.	We note your disclosure on page 8 that you, your subsidiaries, or the VIEs are not required to obtain from Chinese authorities such as the CSRS, CAC, or any other authority to operate your business and to offer the securities being registered to foreign investors. Please disclose how you reached such a determination (e.g., internal legal analysis, opinion of external counsel or other advisor, etc.). To the extent that you are relying on the opinion of counsel, please name and file their consent.

The Company respectfully advises the Staff that the Company sought advice from JunHe LLP, the Company’s PRC counsel, before making such determination.

JunHe LLP is of the view that:

(a) pursuant to the Draft Administrative Measures for the Filing of Overseas Issuance and Listing of Securities by Domestic Enterprises (Draft for Comments), or the Draft Overseas Listing Regulations, if a Chinese overseas listed company issues securities to foreign investors, such issuance would be subject to filing requirements. However, as the Draft Overseas Listing Regulations were released only for soliciting public comments at this stage and have not come into effect yet, the Company or the VIEs are not yet required to obtain approval from CSRC to operate its business or to offer securities to foreign investors;

(b) with respect to the regulatory requirements for cyber security and data protection, according to the Cybersecurity Review Measures, which became effective in February 2022, if a company falls under any of the following circumstances: (i) it is an operator of critical information infrastructure (“CIIO”) who purchases network products and service; or (ii) it is a network platform operator who carries out data processing activities that affect or may affect national security are obligated to apply for a cybersecurity review. In addition, any online platform operator possessing over one million users’ individual information must apply for a cybersecurity review before listing abroad. However, these requirements of proactively applying for a cyber security review are not applicable to an overseas listed company which is listed already and is not a CIIO. Relevant PRC governmental authorities may also initiate cybersecurity review if they determine certain network products, services, or data processing activities affect or may affect national security.  As confirmed by the Company, as of the date of the FY 2021 20-F and the date hereof, none of the Company, its subsidiaries or the VIEs in China has received any notice from the CAC which identifies any of these entities as a CIIO under the Cybersecurity Review Measures; and (ii) has been required to go through a cybersecurity review by any PRC authorities.

In November 2021, the Cybersecurity Administration of China promulgated Draft Regulations on Network Data Security Management, or the Draft Cyber Data Security Regulations, for public comments, which set forth different scenarios where data processors should apply for cybersecurity review, including, among others, (i) merger, reorganization or division of Internet platform operators with significant data resources related to national security, economic development or public interests that affects or may affect national security; (ii) overseas listing of issuers who process over one million users’ personal information; (iii) Hong Kong listing that affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. In addition, data policies and rules and any material amendments thereof of large Internet platforms with over 100 million daily active users will be evaluated by a third-party organization designated by the CAC and by the respective local branch of cyberspace and telecommunication at the provincial or above level. However, there is no definite timetable as to when this draft will be enacted. As such, JunHe LLP believes each of the Company, its consolidated subsidiaries and the VIEs in China is not required to obtain from CAC to operate its business yet.

However, there remains some uncertainty as to how relevant rules published by the CSRC and the CAC will be interpreted or implemented, and the opinions summarized above are subject to new laws, rules and regulations and/or detailed implementations and interpretations.

The Company plans to amend its disclosure to disclose the above content as appropriate under “Item 3. Key Information—Permissions Required from the PRC Authorities for Our Operations” in the FY 2022 20-F. The Company has attached the consent of the Company’s PRC counsel as Exhibit A to this letter in response to the Staff’s comment and the Company plans to file the same, with necessary updates based on the changes of facts or regulations by then, if any, as exhibit to the FY 2022 20-F.

Part I

Item 3. D. Risk Factors, page 8

6.	Revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, the securities you are registering may decline in value or become worthless if the determinations, changes, or interpretations result in your inability to assert contractual control over the assets of your PRC subsidiaries or the VIEs that conduct some of your operations.

In response to the Staff’s comment, the Company plans to amend its disclosure to include the below underlying risk factors under “Item 3.D. Risk Factors” in the FY 2022 20-F, with necessary updates based on the changes of facts or regulations by then, if any. Given the prohibition or restriction of direct foreign investment in China applies to the Company’s Consolidated Affiliated Entities only, the following risks factors focus on the risks related to the Company’s Consolidated Affiliated Entities.

Risks Related to Our Corporate Structure

We are a Cayman Islands holding company. As a result, you may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management based on foreign laws.

We are a holding company with no operations of our own. We conduct our operations primarily by our subsidiaries, a majority of which are based in China and Europe, and through contractual arrangements with the Consolidated Affiliated Entities. Investors in our ADSs and ordinary shares do not hold equity interest in our operating entities in China, but instead are purchasing equity securities of a Cayman Islands holding company. In addition, all our executive officers reside within China for a significant portion of the time and most of them are PRC nationals. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons residing inside China. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands, United States and many other countries and regions.

Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

Revenue and assets contributions from the Consolidated Affiliated Entities have not been material. Nonetheless, if the PRC government deems that the contractual arrangements in relation to the Consolidated Affiliated Entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, our ordinary shares and ADSs may decline in value if we are unable to assert our contractual control rights over the assets of the Consolidated Affiliated Entities.

The current industry entry clearance requirements governing the foreign investment activities in the PRC are set out in two categories, namely the Encouraged Industry Catalog for Foreign Investment (2020 version), as promulgated by the National Development and Reform Commission (the “NDRC”) and the Ministry of Commerce (the “MOFCOM”) and taking effect on January 27, 2021, and the 2021 Foreign Investment Negative List. Industries not listed in these two catalogs are generally deemed “permitted” for foreign investments unless specifically restricted by other PRC laws. According to the 2021 Foreign Investment Negative List and other applicable laws and regulations (and other applicable laws and regulations (including Regulations on Travel Agencies (Revised in 2020)), foreign investors are not allowed to hold equity interests in certain international travel agency businesses in the PRC and are not allowed to hold more than 50% of certain internet-based businesses.

Because we are an exempted company incorporated in the Cayman Islands, we are classified as a foreign enterprise under PRC laws and regulations, and our PRC subsidiaries are foreign-invested enterprises, (“FIEs”). PRC laws and regulations restrict and impose conditions on foreign investment in certain internet-based businesses and international travel agency businesses. Accordingly, to comply with PRC laws and regulations, we operate these businesses in China through the variable interest entity model, and rely on contractual arrangements among our PRC subsidiaries, the Consolidated Affiliated Entities and their respective nominee shareholders to control the business operations of the Consolidated Affiliated Entities and their subsidiary.

If our corporate structure and contractual arrangements are deemed by the Ministry of Industry and Information Technology (the “MIIT”) or the MOFCOM or other regulators having competent authority to be illegal, either in whole or in part, we may lose control of the Consolidated Affiliated Entities and have to modify such structure and contractual arrangements to comply with regulatory requirements. However, there can be no assurance that we can achieve this without disrupting our business. Further, if our corporate structure and contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

• revoking our relevant business and operating licenses;

• levying fines on us;

• confiscating any of our income that they deem to be obtained through illegal operations;

• shutting down our relevant services;

• discontinuing or restricting our operations in China;

• imposing conditions or requirements with which we may not be able to comply;

• requiring us to change our corporate structure and contractual arrangements;

• restricting or prohibiting our use of the proceeds from overseas offerings to finance the Consolidated Affiliated Entities’ business and operations; and

• taking other regulatory or enforcement actions that could be harmful to our business.

Furthermore, new PRC laws, rules and regulations may be introduced to impose additional requirements that may be applicable to our corporate structure and contractual arrangements. See “—Uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and its implementing rules and how they may impact our business, financial condition and results of operations” below for more information. Occurrence of any of these events could materially and adversely affect our business, financial condition and results of operations. If the PRC government determines that these contractual arrangements do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, our ordinary shares and ADSs may decline in value if we are unable to assert our contractual control rights over the assets of the Consolidated Affiliated Entities. In addition, H World Group Limited, which is the company our investors hold securities in, may never have a direct equity ownership interest in the businesses that are conducted by the Consolidated Affiliated Entities. If the imposition of any of these penalties or requirement to restructure our corporate structure causes us to lose the rights to direct the activities of the Consolidated Affiliated Entities or our right to receive their economic benefits, we would no longer be able to consolidate the financial results of such Consolidated Affiliated Entities in our consolidated financial statements.

We rely in part on contractual arrangements with each of the Consolidated Affiliated Entities and their respective nominee shareholders to operate certain restricted business. Such contractual arrangements may not be as effective as direct ownership in providing operational control and otherwise have a material adverse effect as to our business.

H World Group Limited is not a Chinese operating company but a Cayman Islands holding company with operations primarily conducted by its subsidiaries, a majority of which are based in China and Europe, and through contractual arrangements with the Consolidated Affiliated Entities. The Consolidated Affiliated Entities include (i) Tianjin Mengguang, (ii) Shanghai Huanmei and Huanmei Travel, and (iii) Ningbo Futing. Mr. Pengfei Jiang, who is the director/supervisor of certain of our subsidiaries, holds 100% of equity interest in Tianjin Mengguang. Mr. Pengfei Jiang and Mr. Andong Chen, our employee, hold 90% and 10% of equity interest in Shanghai Huanmei, respectively. Mr. Dongfu Shi, who is the director/supervisor of certain of our subsidiaries, holds 100% of equity interest in Ningbo Futing.

We rely in part on contractual arrangements with the Consolidated Affiliated Entities and their respective nominee shareholders of such Consolidated Affiliated Entities to operate certain restricted business. We have control over and are the primary beneficiary of the Consolidated Affiliated Entities for accounting purposes and, therefore, have consolidated the financial results of the Consolidated Affiliated Entities in our consolidated financial statements in accordance with U.S. GAAP. Any references to control or benefits that accrue to us because of the Consolidated Affiliated Entities in this annual report are limited to, and are subject to conditions for consolidation of, the Consolidated Affiliated Entities under U.S. GAAP. These contractual arrangements may not be as effective as direct ownership in providing us with control over the Consolidated Affiliated Entities. Investors in our ADSs and ordinary shares are not purchasing equity interest in our operating entities in China, but instead are purchasing an equity interest in H World Group Limited, a Cayman Islands holding company. The Consolidated Affiliated Entities do not have a material contribution to our results of operations and the Consolidated Affiliated Entities do not support material revenues reported within other subsidiaries of our company. The Consolidated Affiliated Entities are consolidated with our results of operations for accounting purposes. If the Consolidated Affiliated Entities or the respective nominee shareholders of the Consolidated Affiliated Entities fail to perform their respective obligations under these contractual arrangements, our recourse to the assets held by the Consolidated Affiliated Entities is indirect and we may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law. These remedies may not always be effective, particularly in light of uncertainties in the PRC legal system. Furthermore, in connection with litigation, arbitration or other judicial or dispute resolution proceedings, assets under the name of any of record holder of equity interest in the Consolidated Affiliated Entities, including such equity interest, may be put under court custody. As a consequence, we cannot be certain that the equity interest will be disposed pursuant to the contractual arrangement or ownership by the record holder of the equity interest.

If any of the Consolidated Affiliated Entities or the respective nominee shareholders of the Consolidated Affiliated Entities fails to perform their obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements, and rely on legal remedies under PRC laws, including contractual remedies, which may not be sufficient or effective. All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. However, the legal framework and system in China, in particularly those relating to arbitration proceedings, are not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of variable interest entities should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in the PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant time delays or other obstacles in the process of enforcing these contractual arrangements, it would be very difficult to exert effective control over the Consolidated Affiliated Entities, and our ability to conduct our business and our financial condition and results of operations may be materially and adversely affected. See “ —Risks Relating to Doing Business in China—Uncertainties with respect to the Chinese legal system could limit the legal protections available to us and our investors and have a material adverse effect on our business and results of operations”.

If we exercise the option to acquire equity ownership of the Consolidated Affiliated Entities, the ownership transfer may subject us to certain limitations and substantial costs.

Pursuant to the contractual arrangements, to the extent allowed by PRC laws, rules and regulations, Huazhu Hotel Management Co., Ltd. or its designated person has the exclusive right to purchase all or any part of the equity interests in the Consolidated Affiliated Entities from their respective nominee shareholders equal to the higher of (i) the lowest price permitted by applicable PRC laws or (ii) a nominal price of RMB100. As the transfer prices of such equity transfers might be subject to review and tax adjustment with reference to the market value by the relevant tax authorities, such authorities may require Huazhu Hotel Management Co., Ltd. to pay individual income taxes in the PRC on behalf of the individual shareholders for ownership transfer income with reference to the market value accordingly, in which case the amount of tax could be substantial.

The nominee shareholders of the Consolidated Affiliated Entities may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The Consolidated Affiliated Entities include (i) Tianjin Mengguang, (ii) Shanghai Huanmei, and (iii) Ningbo Futing. Mr. Pengfei Jiang, who is the director/supervisor of certain of our subsidiaries, holds 100% of equity interest in Tianjin Mengguang. Mr. Pengfei Jiang and Mr. Andong Chen, our employee, hold 90% and 10% of equity interest in Shanghai Huanmei, respectively. Mr. Dongfu Shi, who is the director/supervisor of certain of our subsidiaries, holds 100% of equity interest in Ningbo Futing.

We rely on the nominee shareholders of the Consolidated Affiliated Entities to abide by the obligations under such contractual arrangements. The interests of these shareholders in their capacities as the shareholders of the Consolidated Affiliated Entities may differ from the interests of our company as a whole, as what is in the best interests of the Consolidated Affiliated Entities, including matters such as whether to distribute dividends or to make other distributions to fund our offshore requirement, may not be in the best interests of our company. There can be no assurance that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or those conflicts of interest will be resolved in our favor. In addition, these shareholders may breach or cause the Consolidated Affiliated Entities and their subsidiary to breach or refuse to renew the existing contractual arrangements with us. Control over, and funds due from, the Consolidated Affiliated Entities may be jeopardized if such shareholders breach the terms of the contractual arrangements or are subject to legal proceedings.

Currently, we do not have arrangements to address potential conflicts of interest the nominee shareholders of the Consolidated Affiliated Entities may encounter, on one hand, and as a director, supervisor or employee of our group company, on the other hand. We, however, could, at all times, exercise our option under the exclusive call option agreements to cause them to transfer all of their equity ownership in the Consolidated Affiliated Entities to an entity or individual designated by us as permitted by the then applicable PRC laws. In addition, if such conflicts of interest arise, we could also, in the capacity of attorney-in-fact of the then existing nominee shareholders of the Consolidated Affiliated Entities as provided under the power of attorney agreements, directly appoint new directors of the Consolidated Affiliated Entities. We rely on the nominee shareholders of the Consolidated Affiliated Entities to comply with PRC laws and regulations, which protect contracts and provide that directors and executive officers owe a duty of loyalty to our company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains. If we cannot resolve any conflicts of interest or disputes between us and the individual shareholders of the Consolidated Affiliated Entities, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

If the custodians or authorized users of our controlling non-tangible assets, including chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations may be materially and adversely affected.

Under PRC law, legal documents for corporate transactions, including agreements and contracts such as the leases and sales contracts that our business relies on, are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant local branch of the State Administration for Market Regulation (the “SAMR”). We generally execute legal documents by affixing chops or seals, rather than having the designated legal representatives sign the documents. The chops of our subsidiaries and the Consolidated Affiliated Entities are generally held by the relevant entities so that documents can be executed locally. Although we usually utilize chops to execute contracts, the registered legal representatives of our subsidiaries and the Consolidated Affiliated Entities have the apparent authority to enter into contracts on behalf of such entities without chops, unless such contracts set forth otherwise.

In order to maintain the physical security of our chops, we generally have them stored in secured locations accessible only to the designated key employees of our legal, administrative or finance departments. Our designated legal representatives generally do not have access to the chops. Although we have approval procedures in place and monitor our key employees, including the designated legal representatives of our subsidiaries and the Consolidated Affiliated Entities, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our key employees or designated legal representatives could abuse their authority, for example, by binding our subsidiaries and the Consolidated Affiliated Entities with contracts against our interests, as we would be obligated to honor these contracts if the other contracting party acts in good faith in reliance on the apparent authority of our chops or signatures of our legal representatives. If any designated legal representative obtains control of the chop in an effort to obtain control over the relevant entity, we would need to have a shareholder or board resolution to designate a new legal representative and to take legal action to seek the return of the chop, apply for a new chop with the relevant authorities, or otherwise seek legal remedies for the legal representative’s misconduct. If any of the designated legal representatives obtains and misuses or misappropriates our chops and seals or other controlling intangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from our operations, and our business and operations may be materially and adversely affected.

Uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and its implementing rules and how they may impact our business, financial condition and results of operations.

The VIE structure through contractual arrangements has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. The MOFCOM published a discussion draft of the proposed Foreign Investment Law in January 2015, or the 2015 Draft FIL, according to which, variable interest entities that are controlled via contractual arrangements would also be deemed as foreign-invested entities, if they are ultimately “controlled” by foreign investors. In March 2019, the PRC National People’s Congress promulgated the Foreign Investment Law, and in December 2019, the State Council promulgated the Implementing Rules of Foreign Investment Law, or the Implementing Rules, to further clarify and elaborate the relevant provisions of the Foreign Investment Law. The Foreign Investment Law and the Implementing Rules both became effective from January 1, 2020 and replaced the major previous laws and regulations governing foreign investments in the PRC. Pursuant to the Foreign Investment Law, “foreign investments” refer to investment activities conducted by foreign investors (including foreign natural persons, foreign enterprises or other foreign organizations) directly or indirectly in the PRC, which include any of the following circumstances: (i) foreign investors setting up foreign-invested enterprises in the PRC solely or jointly with other investors, (ii) foreign investors obtaining shares, equity interests, property portions or other similar rights and interests of enterprises within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (iv) investment in other methods as specified in laws, administrative regulations, or as stipulated by the State Council. The Foreign Investment Law and the Implementing Rules do not introduce the concept of “control” in determining whether a company would be considered as a foreign-invested enterprise, nor do they explicitly provide whether the VIE structure through contractual arrangements would be deemed as a method of foreign investment. However, the Foreign Investment Law has a catch-all provision that includes into the definition of “foreign investments” made by foreign investors in China in other methods as specified in laws, administrative regulations, or as stipulated by the State Council, and as the relevant government authorities may promulgate more laws, regulations or rules on the interpretation and implementation of the Foreign Investment Law, the possibility cannot be ruled out that the concept of “control” as stated in the 2015 Draft FIL may be embodied in, or the VIE structure through contractual arrangements adopted by us may be deemed as a method of foreign investment by, any of such future laws, regulations and rules. If any of the Consolidated Affiliated Entities were deemed as a foreign-invested enterprise under any of such future laws, regulations and rules, and any of the businesses that we operate would be in any “negative list” for foreign investment and therefore be subject to any foreign investment restrictions or prohibitions, further actions required to be taken by us under such laws, regulations and rules may materially and adversely affect our business, financial condition and results of operations. Furthermore, if future laws, administrative regulations or provisions mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, business, financial condition and results of operations.

Item 5.Operating and Financial Review and Prospects

5.B. Liquidity and Capital Resources

Restrictions on Cash Transfers to Us, page 102

7.	Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the consolidated VIEs, and the direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly, quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions and limitations on your ability to settle amounts owed under the VIE agreements. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

The Company respectfully advises the Staff that it plans to amend the disclosure in its FY 2022 20-F to address the Staff’s comment, with necessary updates based on the changes of facts or regulations by then, if any. Changes compared to the disclosure in 2021 Form 20-F reflecting your comments are underlined for the ease of your review.

Transfer of Cash within Our Organization

We are a holding company with no material operations of our own. We conduct our operations primarily through our subsidiaries in China and Europe. Under legacy Huazhu, the Company generally transfers cash to our Hong Kong or Singapore subsidiaries, by way of loans and capital contributions, and our Hong Kong or Singapore subsidiaries generally transfer cash to our PRC subsidiaries by making capital contributions or providing loans to them. The Company may also directly transfer cash to our PRC subsidiaries by making capital contributions or providing loans to them.

Our PRC subsidiaries generally transfer cash to the VIEs by loans or by making payment to the VIEs for inter-group transactions. The PRC subsidiaries generally transfer cash to our Hong Kong or Singapore subsidiaries by way of repayment of loans and dividends, and our Hong Kong or Singapore subsidiaries generally transfer cash to the Company through repayment of loans. To a lesser extent, the Company and its subsidiaries may transfer cash to entities of Deutsche Hospitality by way of loans if needed.

Except as disclosed under the table below, the VIEs have not distributed and do not currently have any plans to distribute any earnings or settled any amounts owed under the contractual agreements to the Company’s subsidiaries. The VIEs in aggregate contributed to an insignificant portion (less than 2%) of the Company’s total retained earnings as of December 31, 2020, 2021 and 2022.

The following table presents the cash flows among the Company, its subsidiaries and the VIEs for the fiscal years ended December 31, 2020, 2021 and 2022.

Cash transfer between our company, subsidiaries and VIEs

(RMB in millions)

Cash flows between subsidiaries and VIEs	2020	2021	2022
Loans from subsidiaries to the VIEs under the contractual arrangement	5	-	[ ]
Cash receipts by the VIEs from subsidiaries for services	29	34	[ ]
Loans to subsidiaries by the VIEs	(14)	(21)	[ ]
Repayment of loans by subsidiaries	3	7	[ ]

Cash flows between holding company and subsidiaries(1)	2020	2021	2022
Loans to subsidiaries	(6,267)	(1,050)	[ ]

Note:

(1) Include overseas and PRC subsidiaries

For the years ended December 31, 2020, 2021 and 2022, the subsidiaries paid service fee totaled RMB29 million, RMB34 million and RMB[           ] million, respectively, to the VIEs for telecommunication services and internet-related services provided to hotels. For the years ended December 31, 2020, 2021 and 2022, cash inflows of the VIEs were primarily provided via loan arrangement from subsidiaries of the Company, payment to the VIEs for inter-group transactions and capital contribution of the nominee shareholders. For example, HZ Hotel Management, which is the entity that entered into contractual arrangements with the Consolidated Affiliated Entities, provided loans of RMB5 million to nominee shareholders of Shanghai Huanmei in 2020 as capital contribution into the VIEs, the cash flows of which has been included in loans from subsidiaries to the VIEs in the table above. For the years ended December 31, 2020, 2021 and 2022, the VIEs lent RMB14 million, RMB21 million and RMB[          ] million, respectively, to subsidiaries of the Company other than HZ Hotel Management, which were reflected as above under “Loans to subsidiaries by the VIEs”. These subsidiaries repaid RMB3 million, RMB7 million and RMB[           ] million to the VIEs for loans the VIEs’ previous provided to them during the years ended December 31, 2020, 2021 and 2022, respectively.

Cash is primarily transferred from the Company to its subsidiaries through shareholder loan. For the years ended December 31, 2020, 2021 and 2022, the subsidiaries borrowed RMB6,267 million, RMB1,050 million and RMB[          ] million from the Company, respectively. These cash flows were classified as investing activities under “Investment in subsidiaries in the parent company’s consolidated statements of cash flow.

Other than the above, no assets were transferred among the Company, its subsidiaries, and the VIEs for the years ended December 31, 2020, 2021 and 2022.

Restrictions on Cash Transfers to Us

We are a holding company with no material operations of our own. We conduct our operations primarily through our subsidiaries in China and Europe. We face various restrictions and limitations on foreign exchange, our ability to transfer cash between entities, across borders and to U.S. investors, and our ability to distribute earnings from our subsidiaries and/or the VIEs, to the Company and holders of the ADSs as well as the ability to settle amounts owed under the contractual arrangements with the VIEs. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Pursuant to laws applicable to entities incorporated in the PRC, our subsidiaries in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires an annual appropriation of 10% of after-tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulative amount of such reserve fund reaches 50% of its registered capital; the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for the specific purposes of enterprise expansion, staff bonus and welfare, and are not distributable as cash dividends. In addition, due to restrictions on the distribution of share capital from our PRC subsidiaries, the share capital of our PRC subsidiaries, is considered restricted. As a result of the PRC laws and regulations, as of December 31, 2022, approximately RMB[          ] million (US$[          ] million) was not available for distribution to us by our PRC subsidiaries in the form of dividends, loans, or advances.

Due to various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we and the VIEs may not be able to obtain the necessary government approvals or complete the necessary government registrations or other procedures on a timely basis, or at all, with respect to future loans by us to our PRC subsidiaries or the VIEs or with respect to future capital contributions by us to our PRC subsidiaries. This may delay or prevent us from using our offshore funds to make loans or capital contribution to our PRC subsidiaries and the VIEs, and thus may restrict our ability to execute our business strategy, and materially and adversely affect our liquidity and our ability to fund and expand our business.

In addition, uncertainties regarding the interpretation and implementation of the contractual arrangements with the VIEs could limit our ability to enforce such agreements. If the PRC authorities determine that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if current regulations change or are interpreted differently in the future, our ability to settle amount owed by the VIEs under the VIE agreements may be seriously hindered.

Furthermore, due to restrictions on foreign exchange placed on our PRC subsidiaries and the VIEs by the PRC government under PRC laws and regulations, to the extent cash is located in the PRC or within a PRC domiciled entity and may need to be used to fund our operations outside of the PRC, the funds may not be available due to such limitations unless and until related approvals and registrations are obtained. Under regulations of the SAFE, the Renminbi is not convertible into foreign currencies for capital account items, such as loans, repatriation of investments and investments outside of China, unless the prior approval of the SAFE is obtained and prior registration with the SAFE is made.

Dividends or distributions to US investors

We may make moderate dividend distribution every year with the range of 0.5% to 2.0% of our market capitalization from current year net income starting from 2018.

The Company did not distribute cash dividend to its shareholders in 2020 as it was restricted from distributing cash dividends until June 30, 2021 pursuant to the waiver from certain financial covenants that the Company obtained on April 17, 2020 for the syndicated bank loans. On March 3, 2022, the Company declared a cash dividend of approximately US$68 million, which was paid in full in April 2022. In [          ] 2022/2023, the Company approved a cash dividend in the total amount of approximately US$[           ] million, and was fully paid in [          ] 2022/2023.

H World Group Limited’ source of dividend primarily comes from dividends from our PRC subsidiaries.

Taxation on Dividends or Distributions

The PRC Enterprise Income Tax Law and its implementing regulations (collectively “EIT Law”) provide that enterprises established outside of China whose “de facto management bodies” are located in China are considered resident enterprises. Currently, it is still unclear whether the PRC tax authorities would determine that we should be classified as a PRC resident enterprise. See “Item 10. Additional Information — E. Taxation — PRC Taxation.”

The EIT Law imposes a withholding tax of 10% on dividends distributed by a foreign-invested enterprise to its immediate holding company outside of China, if such immediate holding company is considered a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential withholding tax rate. A holding company which is a tax resident in Hong Kong, for example, would be subject to a 5% withholding tax on dividends under the Tax Arrangement between Mainland China and the Hong Kong Special Administrative Region if the holding company is the beneficial owner of the dividends and holds more than 25% of the share capital of the PRC company.

The EIT Law provides that PRC resident enterprises are generally subject to the uniform 25% enterprise income tax rate on their worldwide income. Therefore, if we are treated as a PRC resident enterprise, we will be subject to PRC income tax on our worldwide income at the 25% uniform tax rate, which could have an impact on our effective tax rate and an adverse effect on our net income and results of operations, although we would be exempted from enterprise income tax on dividends distributed from our PRC subsidiaries to us, since such income received by PRC resident enterprise is tax exempted under the EIT Law.

Our German subsidiaries are permitted to pay dividends from their distributable profit as long as there are no agreements, such as debt covenants, that restrict such payments, in which regulations applying to stock corporations (Aktiengesellschaft) have to be taken into account. Pursuant to the Companies Act 1967 of Singapore, dividends are only payable out of profits. Typically, the directors will recommend a particular rate of dividend and the company will, in general meetings, declare the dividend subject to the maximum recommended by the directors.

In 2020, 2021 and 2022, nil, nil and RMB[          ] million were paid as dividends from our PRC subsidiaries to Hong Kong and Singapore subsidiaries, respectively. Except as disclosed under “—Transfer of Cash within Our Organization,” no dividends or distributions was made by our offshore subsidiaries to the holding company in 2020, 2021 and 2022.

For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid in the Mainland China, Hong Kong and Singapore, assuming that: (i) we have taxable earnings in the PRC subsidiaries/VIEs, and (ii) we determine to pay dividends with funds derived from our earnings in the PRC subsidiaries/VIEs in the future:

Hypothetical pre-tax earnings in the PRC subsidiaries/VIEs	100%
Tax on earnings at statutory rate of 25% at WFOE level	(25)%
Amount to be distributed as dividend from WFOE to Hong Kong/Singapore entities	75%
Withholding tax at tax treaty rate of 10%	(7.5)%
Amount to be distributed as dividend at Hong Kong entities level/Singapore entities level and net distribution to H World Group Limited	67.5%

Notes:

(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount is assumed to equal Chinese taxable income.
(2)	China’s Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a PRC subsidiary to its immediate holding company outside of Mainland China. A lower withholding income tax rate of 5% is applied if the immediate holding company is a Hong Kong/Singapore entity which is the beneficial owner of the dividends and holds more than 25% of the share capital of the PRC subsidiary. There is no incremental tax at Hong Kong/Singapore entities level for any dividend distribution to H World Group Limited.
(3)	If the treaty benefit is available and a 5% withholding income tax rate is imposed, the withholding tax will be 3.75% of the hypothetical book pre-tax earnings amount and the amount to be distributed as dividend at Hong Kong/Singapore entities level and net distribution to H World Group Limited will be 71.25%.

Currently, it is still unclear whether the PRC tax authorities would determine that the Company should be classified as a PRC resident enterprise. If the Company is deemed to be a PRC resident enterprise by the PRC tax authorities, dividends paid to our non-PRC individual shareholders, including our ADS holders, and any gain realized on the transfer of ADSs or ordinary shares by such holders may be subject to PRC individual income tax at a rate of 20% which in the case of dividends may be withheld at source. Any such tax may reduce the returns on your investment in the ADSs or ordinary shares. See “Risk Factors—Risks Related to Doing Business in China—It is unclear whether we will be considered as a PRC resident enterprise under the Enterprise Income Tax Law of the PRC, and depending on the determination of our PRC resident enterprise status, if we are not treated as a PRC resident enterprise, dividends paid to us by our PRC subsidiaries will be subject to PRC withholding tax; if we are treated as a PRC resident enterprise, we may be subject to 25% PRC income tax on our worldwide income, and holders of our ADSs or ordinary shares that are non-PRC resident investors may be subject to PRC withholding tax on dividends on and gains realized on their transfer of our ADSs or ordinary shares”.

Should you have any questions about the responses contained herein, please contact Hui Chen, the chief financial officer of the Company, at +86-21-6195-2011 or via e-mail at cj-chenhui@huazhu.com.

Very truly yours,

By:	/s/ Hui Jin

Name: Hui Jin
Title: Chief Executive Officer

Exhibit A	26/F, HKRI Centre One, HKRI Taikoo Hui
288 Shimen Road (No.1) Shanghai 200041, P. R. China
T: (86-21) 5298-5488
F: (86-21) 5298-5492

September 7, 2022

H World Group Limited

No. 699 Wuzhong Road

Minhang District

Shanghai 201103

People’s Republic of China

Dear Sir/Madam:

We hereby consent to the references to our firm’s name under the headings “Item 3. Key Information” in H World Group Limited’s annual report on Form 20-F for the fiscal year ended December 31, 2022 (the “Annual Report”), which will be filed with the Securities and Exchange Commission (the “SEC”) on the date hereof. We also consent to the filing of this consent letter with the SEC as an exhibit to the Annual Report.

In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, or under the Securities Exchange Act of 1934, in each case, as amended, or the regulations promulgated thereunder.

Very truly yours,

JunHe LLP

/s/ JunHe LLP

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